LAIDLAW & COMPANY (UK) LTD.
546 Fifth Avenue, 5th Floor
New York, New York 10036

July 18, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spherix Incorporated Registration Statement on Form S-1
(SEC File No. 333-218216)

Ladies and Gentleman:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, the representative of the several underwriters (the “Representative”), hereby joins in the request of Spherix Incorporated that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective on 5:30 p.m. Eastern Time on Tuesday, July 18, 2017, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that during the period from July 3, 2017 through the date of this letter, the preliminary prospectus, dated July 3, 2017 (the “Preliminary Prospectus”), in connection with the Registration Statement were distributed (either in print or electronic form) approximately as follows:

Copies to underwriters:	20
Copies to prospective dealers:	0
Copies to prospective institutional investors:	20
Copies to prospective retail investors:	50
Total	90

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

The Representative confirms on behalf of itself and the several underwriters that they have complied with and will continue to comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

LAIDLAW & COMPANY (UK) LTD.

As Representative of the several underwriters

/s/ Hugh Regan__________________________

By: Hugh Regan

Title: Executive Director